Exhibit 99.1

Innoviz Technologies Provides Commercial Updates
and Reports Second Quarter 2022 Financial Results

Selection by Volkswagen’s CARIAD as its direct LiDAR supplier for automated vehicles cements Innoviz’s Tier 1 status

TEL AVIV, Israel, August 10, 2022 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a Tier-1 supplier of high-performance, solid-state LiDAR sensors and perception software, today provided updates on commercial traction, technology leadership, and corporate development and reported its financial results for the second quarter ended June 30, 2022.

Management Commentary

“We are pleased with the team’s execution on our strategic priorities, as we meet or exceed each one of our 2022 milestones. The most important of these milestones, and the foundation of our vision for Innoviz, was to become a Tier-1 supplier in the automotive market. We are proud to have achieved this through our selection as Volkswagen’s CARIAD SE (“Volkswagen CARIAD”) direct LiDAR supplier for automated vehicles within the Volkswagen brands. This is a testament to our premier products and innovative technology, aligned with our vision to be a world-wide, leading Tier-1 supplier for LiDARs and Perception Software in a fast changing and new automotive world,” said Omer Keilaf, CEO and Co-Founder of Innoviz.

“In addition to the milestone Volkswagen CARIAD decision, I’m confident that our Tier-1 capabilities, including our ability to manage mass production manufacturability, automotive-grade quality, hardware validation, and computer vision validation will serve as a differentiating factor as other OEMs select their direct LiDAR supplier. Beyond the automotive industry, we have made important progress to expand our footprint in new geographies and use cases, and have further invested in our technology and perception software.”

Commercial Progress

1.	Selection by Volkswagen’s CARIAD as its direct LiDAR supplier for automated vehicles within the Volkswagen brands.

•
Pursuant to the terms of the agreement, Innoviz will provide InnovizTwo LiDAR sensors and perception software to several Volkswagen brands and integrate its perception software with CARIAD automated driving stack, serving the different brands. The new design win increased Innoviz’s forward-looking order book to $6.6 billion from $2.6 billion.

•	This nomination marks Innoviz’s second deal of LiDAR and Perception Software for series production of passenger vehicles by a leading German carmaker; the first being BMW.
•	Innoviz is now servicing two of the world’s leading German carmakers which together represent 15% of the entire automotive market.
•	This nomination is Innoviz’s first deal as a Tier-1 supplier for a passenger vehicles program and Innoviz’s first deal for its second-generation LiDAR, InnovizTwo.

2.	Momentum on multiple world-wide opportunities in the automotive space:

•
Expanding our reach to other regions in the world, Innoviz is currently managing 12 automotive RFIs and RFQs at different stages where almost all of them are for passenger vehicle programs, in regions such as US, Asia and EU. Innoviz is offering its solution as a direct Tier-1 supplier.

•	Several yearlong opportunities are in discussion and Innoviz expects a decision by 2-3 OEM’s in the next 6 months, with the rest to follow in the next 12 months.

3.	Ecosystem events:

•
Innoviz is hosting an event for partners, customers, and analysts on September 19, 2022. The event will include keynotes speakers, a tour of Innoviz’s facilities, including InnovizTwo automated production and test lines, and driving demos. Keynote speakers will include:

o	Mr. Alejandaro Vukotich, VP of Automotive Product Management at Qualcomm. Qualcomm provides the SnapDragon Ride Platform which has been selected for use by several leading OEMs and Tier-1s.
o	Dr. Richard Rau, VP of Autonomous Driving, Sensors, Integration Platforms and Cooperations at BMW Group.

•
Innoviz and Nvidia were selected to host a 3D perception workshop during the European Conference on Computer Vision (ECCV), a premier event that will run from October 23-27, 2022, in Tel Aviv. Innoviz and NVIDIA's workshop will discuss the unique challenges and advantages associated with the use of 3D data for autonomous driving and identify key requirements for perception software to process large, complex LiDAR datasets.

4.	In the second quarter of 2022, Innoviz also expanded its global market share beyond the automotive industry:

•
The Company entered into a cooperation with Joowon Industrial, a distributor and supplier of world-class testing equipment, for Joowon to serve as a distributor of a wide range of Innoviz applications across a number of industries, including industrial machinery and heavy equipment in the Korean and other markets.

•
Japan Post, a special private company under the jurisdiction of the Japanese Ministry of Internal Affairs and Communications, selected InnovizOne LiDAR sensors to construct digital maps on postal delivery cars, paving the way for next-generation smart city services such as autonomous driving and unmanned delivery. The InnovizOne equipped delivery vehicles will generate detailed digital maps that gather information that include changes in roads and buildings along delivery routes.

Technology Leadership

Innoviz remains focused on investing in technology and perception software. This quarter, the Company made further improvements to its next-generation product, InnovizTwo.

•
Innoviz is in process of ramping up the InnovizTwo B1 sample, which is designed to increase performance and volume production. Ramp up, allowing the availability of additional InnovizTwo B1 samples, is targeted for the beginning of 2023.

•
Innoviz360 B sample integration is planned for the end of third quarter 2022, and Innoviz expects to demonstrate the first samples of Innoviz360 by the end of this year, as planned. Innoviz360 will help Innoviz expand its market outreach and its total addressable market (TAM).

Corporate Development

In the second quarter 2022, Innoviz announced a series of management team appointments to bolster its sales leadership experience and support its continued growth. The Company named Tali Chen as Chief Business Officer, Scott Craig as Country Manager, U.S., and Brijesh Shukla as Country Manager, Japan.

Second Quarter 2022 Financial Results

Revenues for the second quarter of 2022 were $1.8 million, compared to $1.0 million in the second quarter of 2021. The Company expects InnovizOne sales to continue to increase and it’s also targeting to sell the first samples of InnovizTwo later this year.

Operating expenses for the second quarter of 2022 were $28.8 million, a decrease from $70.7 million in the second quarter of 2021. Operating expenses in the second quarter of 2022 included $4.4 million of share-based compensation compared to $49.9 million of share-based compensation in the second quarter of 2021. The decrease in operating expenses in the second quarter of 2022 compared to the second quarter of 2021 was primarily due to a decrease in share-based compensation, partially offset by an increase in headcount during the second quarter of 2022.

Research and development expenses for the second quarter of 2022 were $21.9 million, a decrease from $32.1 million in the second quarter of 2021. Research and development expenses in the second quarter of 2022 included $2.7 million attributable to share-based compensation compared to $17.6 million attributable to share-based compensation in the second quarter of 2021.

Innoviz maintains a high liquidity level with approximately $246 million in cash, short term deposits, restricted cash and marketable securities, as of June 30, 2022.

Guidance

Innoviz is reaffirming its 2022 guidance:

•	The Company expects to increase its order book by more than 30% by the end of fiscal year 2022.
•	The Company has achieved its expected stated goal to secure 10 pre-production programs during 2022. To date, the Company has participated in 12.
•	The Company currently has 12 prospective customers in at different RFI and RFQ stages.
•	The Company expects to drive material revenue by the end of 2023 from previously announced series wins with BMW and an L4 autonomous shuttle program, as well as from non-automotive end markets.

Conference Call

Innoviz management will hold a web conference today, August 10, 2022, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss these results. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz Technologies

Innoviz is a global leader in LiDAR technology, working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally-recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz-tech.com.

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Media Contact
Media@innoviz-tech.com

Investor Contact
Maya Lustig
Innoviz Technologies
+972 54 677 8100
Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, Innoviz’s forward-looking order book, and Innoviz's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. “Forward-looking order book" is the cumulative projected future sales of hardware and perception software based on current estimates of volumes and pricing relating to a project.  Many factors could cause actual future events, and, in the case of our forward-looking order book, actual orders, to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the SEC on March 30, 2022 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

-Tables to follow-

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues	$3,571	$1,735	$1,797	$1,008
Cost of revenues	(6,084)	(3,536)	(3,653)	(2,078)

Gross loss	(2,513)	(1,801)	(1,856)	(1,070)

Operating expenses:
Research and development	44,700	48,822	21,939	32,088
Selling and marketing	5,381	17,181	2,410	15,629
General and administrative	9,744	24,427	4,415	23,006

Total operating expenses	59,825	90,430	28,764	70,723

Operating loss	(62,338)	(92,231)	(30,620)	(71,793)

Financial income (expenses), net	4,040	(907)	2,530	(709)

Loss before taxes on income	(58,298)	(93,138)	(28,090)	(72,502)
Taxes on income	(48)	(72)	(28)	(32)

Net loss	$(58,346)	$(93,210)	$(28,118)	$(72,534)

Basic and diluted net loss per ordinary share	$(0.43)	$(1.37)	$(0.21)	$(0.58)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	134,607,839	71,458,394	134,994,019	125,188,537

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$50,279	$23,640
Restricted cash	718	901
Bank deposits	145,728	230,483
Marketable securities	21,886	11,607
Trade receivables	1,075	513
Inventory	4,651	4,256
Prepaid expenses and other current assets	6,145	3,029
Total current assets	230,482	274,429

LONG-TERM ASSETS:
Marketable securities	27,303	38,289
Restricted deposits	2,482	-
Property and equipment, net	21,485	14,502
Operating lease right-of-use assets, net	27,361	-
Total long-term assets	78,631	52,791

Total assets	$309,113	$327,220

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$5,824	$5,764
Advances from customers and deferred revenues	334	196
Employees and payroll accruals	8,439	8,997
Accrued expenses and other current liabilities	11,716	6,708
Operating lease liabilities	1,481	-
Total current liabilities	27,794	21,665

LONG-TERM LIABILITIES:

Advances from customers and deferred revenues	4,622	4,517
Other liabilities	-	597
Operating lease liabilities	25,914	-
Warrants liability	835	1,639
Total long-term liabilities	31,371	6,753

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	693,256	683,764
Accumulated deficit	(443,308)	(384,962)
Total shareholders' equity	249,948	298,802

Total liabilities and shareholders' equity	$309,113	$327,220

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(58,346)	$(93,210)	$(28,118)	$(72,534)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,192	1,325	2,044	673
Remeasurement of warrants liability	(789)	845	149	845
Decrease (increase) in accrued interest on bank deposits	(245)	-	82	-
Remeasurement of marketable securities	707	-	111	-
Share-based compensation	9,165	51,662	4,457	49,887
Interest and foreign exchange loss (gain), net	1,220	(56)	1,223	(244)
Increase in prepaid expenses and other assets	(3,186)	(5,748)	(3,193)	(5,283)
Decrease (increase) in trade receivables	(562)	507	29	813
Increase in inventories	(395)	(1,500)	(35)	(552)
Changes in operating lease assets and liabilities, net	(430)	-	(652)	-
Increase in trade payables	60	2,770	450	6,003
Increase (decrease) in accrued expenses and other liabilities	(1,185)	870	621	298
Increase (decrease) in employees and payroll accruals	(558)	4,162	(728)	3,430
Increase in advances from customers and deferred revenues	243	1,537	159	186
Net cash used in operating activities	(50,109)	(36,836)	(23,401)	(16,478)
Cash flows from investing activities:
Purchase of property and equipment	(5,026)	(2,133)	(2,620)	(1,417)
Investment in bank deposits	(50,000)	(195,000)	(45,000)	(195,000)
Withdrawal of bank deposits	135,000	-	105,000	-
Decrease (increase) in restricted deposits	(2,580)	1	(2,580)	(1)
Net cash provided by (used) in investing activities	$77,394	$(197,132)	$54,800	$(196,418)
Cash flows from financing activities:
Cash received from Transactions, net of issuance cost	-	122,728	-	122,728
Issuance of ordinary shares, net of issuance cost	-	217,343	-	46,843
Proceeds from exercise of options	293	468	205	448
Repayment of loans	-	(134)	-	(76)
Net cash provided by financing activities	293	340,405	205	169,943
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,122)	20	(1,125)	297
Increase (decrease) in cash, cash equivalents and restricted cash	26,456	106,457	30,479	(42,656)
Cash, cash equivalents and restricted cash at beginning of the period	24,541	50,766	20,518	199,879
Cash, cash equivalents and restricted cash at end of the period	$50,997	$157,223	$50,997	$157,223